EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Name(s) Under Which Subsidiary Does Business*	State or Jurisdiction of Incorporation or Organization

Kinergy Marketing LLC	−	Oregon
Pacific Ag. Products, LLC	PAP	California
Pacific Ethanol Development, LLC	−	Delaware
PE Op Co.	−	Delaware
Pacific Ethanol Holding Co. LLC	−	Delaware
Pacific Ethanol Columbia, LLC	−	Delaware
Pacific Ethanol Madera LLC	−	Delaware
Pacific Ethanol Magic Valley, LLC	−	Delaware
Pacific Ethanol Stockton LLC	−	Delaware
Pacific Ethanol Central, LLC	−	Delaware
Pacific Ethanol Aurora East, LLC	−	Delaware
Pacific Ethanol Aurora West, LLC	−	Delaware
Pacific Ethanol Canton, LLC	−	Delaware
Pacific Ethanol Pekin, Inc.	−	Delaware

*	If different from the name of the subsidiary.